UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-42453

Park Ha Biological Technology Co., Ltd.

901 & 901-2, Building C

Phase 2, Wuxi International Life Science Innovation Campus

196 Jinghui East Road

Xinwu District, Wuxi, Jiangsu Province

People’s Republic of China 214000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Information Contained in this Form 6-K Report

Submission of Membership Application to Personal Care Products Council

On July 1, 2026, Park Ha Biological Technology Co., Ltd. (the “Registrant”) announced that it had formally filed a complete membership application with the Personal Care Products Council (PCPC), a preeminent trade association for the personal care industry in North America.

The submission encompasses all requisite corporate qualifications, raw material compliance documentation, and product safety materials, all of which are currently under review. This application marks a pivotal step in establishing the Company’s compliance framework for the North American market and facilitating its planned entry into Amazon’s North America marketplace.

Founded in 1894, PCPC serves as the primary architect of key regulatory frameworks, including MoCRA, FDA cosmetic standards, and the INCI ingredient naming system, and represents over 90% of major U.S. cosmetics and skincare companies.

The PCPC membership application has been advanced in parallel with the Company’s cooperation with Amazon North America, supporting the establishment of a comprehensive compliance framework for its international expansion.

The foregoing description is qualified in its entirety by the press release attached as Exhibit 99.1 to this Form 6-K.

Issuance of Press Release

On July 1, 2026, the Registrant issued a press release announcing the event described above. A copy of the press release is attached hereto as Exhibit 99.1.

Forward Looking Statements

Matters discussed in this report may constitute forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are not historical facts. Words such as “believes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or similar expressions identify forward-looking statements. The forward-looking statements in this report are based upon various assumptions. Although the Registrant believes that these assumptions were reasonable when made, they are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond the Registrant’s control, the Registrant cannot assure you that it will achieve or accomplish these expectations. Actual results may differ materially from those anticipated. The Registrant undertakes no obligation to update or revise any forward-looking statements, except as required by law.

EXHIBIT INDEX

The following exhibit is being filed herewith:

Exhibit No.	Description
99.1	Press release of the Company dated July 1, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Park Ha Biological Technology Co., Ltd.

Date: July 1, 2026	By:	/s/ Xiaoqiu Zhang
	Name:	Xiaoqiu Zhang
	Title:	Chief Executive Officer, Chairperson of the Board of Directors

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